Exhibit 23.5

To the Board of Directors
China Cord Blood Corporation

CONSENT OF FROST & SULLIVAN

Frost & Sullivan hereby consents to the references to its name in China Cord Blood Corporation’s Registration Statement on Form-3 to be filed with the U.S. Securities and Exchange Commission. Frost & Sullivan also hereby consents to the filing of this letter as an exhibit to the Registration Statement.

Name: Gavin Gerard Pathross
Title: Director, Asia Pacific
Financial Services Group